Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State of Incorporation or Organization

Amber Resources Company of Colorado	Delaware

Delta Exploration Company, Inc.	Colorado

CEC, Inc.	Delaware

Castle Exploration Company, Inc.	Pennsylvania

DPCA, LLC	Delaware

DLC, Inc.	Colorado

C&L Drilling Co.	Colorado

CRB Partners, LLC	Delaware

Delta Pipeline, LLC	Colorado